Park Ha Biological Technology Co., Ltd.

50 Xiuxi Road, Building 3, 14th floor

Binhu District, Wuxi City

Jiangsu Province, People’s Republic of China 214135

June 17, 2024

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn:	Tracey Houser

Terence O’Brien

Benjamin Richie

Katherine Bagley

Re:	Park Ha Biological Technology Co., Ltd.

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted May 10, 2024

CIK No. 0001986247

Dear Ms. Houser, Mr. O’Brien, Mr. Richie, and Ms. Bagley:

This letter is in response to the letter dated June 6, 2024 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Park Ha Biological Technology Co., Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the SEC’s comments in this response and numbered them accordingly. An amended draft registration statement on Form F-1 (the “Amended Draft Registration Statement”) is being filed confidentially to accompany this letter.

The Company will publicly file its registration statement and nonpublic draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1.	Please revise your disclosure here to include a cross reference of your more detailed discussion of “Transfers of Cash to and from Our Subsidiaries” elsewhere in your filing, and to your consolidated financial statements.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosures on the cover page to include a cross reference of our detailed discussion of “Transfers of Cash to and from Our Subsidiaries” and to our consolidated financial statements.

2.	Please revise your cover page to disclose, as you do on page 58, that “Ms. Zhang could have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions.”

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised the cover page to disclose the significant influence that our founder, Chairwoman of the Board of Directors and Chief Executive Officer, Ms. Xiaoqiu Zhang, has on the Company and future corporate decisions. We also added a cross reference to the risk factor “Risks Related to Our Ordinary Shares and This Offering – Our founder, Chairwoman of the Board of Directors and Chief Executive Officer, Ms. Xiaoqiu Zhang, has a significant influence over our company and future corporate decisions. Her interests may not always be aligned with those of other shareholders. She may engage in activities that benefit herself at the expense of other shareholders. Thus, there might be potential risks for conflicts of interest and the impact on internal controls.”

Prospectus Summary

Transfers of cash to and from our subsidiaries, page 4

3.	We note your revised disclosure in response to prior comment 4 and your statement on page 4 that currently, there are “no restrictions imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong.” We further note that Hong Kong is not included in your definition of “China” and “PRC.” Please revise your disclosure here to discuss that, to the extent cash or assets of your business is in Hong Kong or your Hong Kong entities, such cash or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on you or your subsidiaries by the PRC government. Please also clarify throughout your filing, as appropriate, that risks of PRC regulations and influence apply to your Hong Kong subsidiary and holding company.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosure on page 1 of the Amended Draft Registration Statement to include Hong Kong in our definition of “China” and “PRC.” We also revised our disclosures under “Transfers of cash to and from our subsidiaries” on page 4 and the risk factor “Risks Related to Doing Business in the PRC – Park Ha Cayman is a holding company and its ability to pay dividends is primarily dependent upon the earnings of, and distributions by, the Operating Subsidiaries” on page 29 of the Amended Draft Registration Statement to discuss that our subsidiary in Hong Kong is a holding company with no operations, and does not have any assets in Hong Kong, and that to the extent cash or assets of our business is in Hong Kong, such cash or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government, as well as the risks that PRC regulations apply to our Hong Kong subsidiary and holding company.

Risk Factors Summary, page 10

4.	We note your revised disclosure in response to comment 7. Please revise your disclosure in this section to specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosure on pages 10, 23 and 24 of the Amended Draft Registration Statement to discuss risks arising from the legal system in China.

Risks Related to Doing Business in the PRC, page 10

5.	We note your disclosure here and throughout the filing that “[w]e are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges……” To add context to this disclosure, please revise your disclosure here and as appropriate elsewhere in your filing to clarify, as you do on page 20, that you are required to file with the CSRC with respect to this offering to list on U.S. exchanges or issue securities to foreign investors.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosure on page 24 of the Amended Draft Registration Statement to clarify that we are required to file with the CSRC with respect to this offering to list on U.S. exchanges or issue securities to foreign investors.

Implications of Being an Emerging Growth Company, page 23

6.	Here and throughout your Form F-1 in which you discuss being an emerging growth company, disclose your election consistently as to whether you have elected to opt-in to complying with any new or revised financial accounting standards until such date that a private company is otherwise required to comply under Section 102(b)(1) of the Sarbanes- Oxley Act of 2002 and that this election may result in your financial statements not being comparable to companies that comply with public company effective dates.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosure on page 19 of the Amended Draft Registration Statement to consistently state our elections to use exemptions available to emerging growth companies until such date that we are no longer an emerging growth company. We have also revised our disclosure on page 56 of the Amended Draft Registration Statement to disclose that such election may result in our financial statements not being comparable to companies that comply with public company effective dates.

Risk Factors, page 27

7.	We note your revised disclosure in response to comment 9. Please further revise your disclosure as follows:

●	We note your disclosure here and on page 11 that “[i]n light of recent events indicating further development by the CAC over data security, particularly for companies seeking to list on a foreign exchange, we may be subject to a variety of PRC laws and other obligations regarding data protection and any other rules……”

Revise your disclosure here, and in your risk factor summary on page 11, to note that the CAC may exert greater oversight or control over data security, particularly for companies seeking to list on a foreign exchange.

●	Where you disclose in the risk factor on page 28 that “any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless,” please remove your reference to “extreme.”

●	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. In this regard, you appear to highlight this risk as part of a larger discussion in your risk factor beginning on page 28. Make conforming changes to your summary risk factors.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have (i) revised our disclosure on pages 10, 17, 25, and 27 of the Amended Draft Registration Statement to acknowledge that CAC may exert greater oversight or control over data security, particularly for companies seeking to list on a foreign exchange; (ii) removed the reference to “in extreme cases”; and (iii) revised our disclosure on page 24 of the Amended Draft Registration Statement under the caption entitled “The PRC government may intervene or influence our Operating Subsidiaries’ operations at any time, or may exert more oversight and control over the China operations of an offshore holding company, and offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in our Operating Subsidiaries’ operations and/or the value of our securities.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 74

8.	We note the expanded analysis provided in response to comment 17. As previously requested, when multiple factors positively and/or negatively impact a line item, please quantify the impact of each factor. In this regard, we note that changes in (a) product sales – franchisees, (b) selling and marketing expenses, (c) general and administrative expenses, and (d) research and development expenses were impacted by two factors. Refer to Item 5.A of Form 20-F and Section 501.12.b. of the Financial Reporting Codification (i.e., Release 33-8350, Section III.B.) for guidance.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosures on pages 71, 72, and 73 of the Amended Draft Registration Statement to quantify the positive and/or negative impacts of each factor.

9.	Please provide a more comprehensive discussion and analysis of the material factors impacting income tax expense (benefit) for fiscal years 2023 and 2022. Based on your current analysis, the amount of income tax expense that would have been recognized using a 25% tax rate would have been $295,392 for fiscal year 2023 and $47,502 for fiscal year 2022, both of which differs from the actual amount recognized in the consolidated statements of operations for each period.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosures on page 73 of the Amended Draft Registration Statement to provide a more comprehensive discussion and analysis of the material factors impacting income tax expense (benefit) for fiscal years 2023 and 2022.

Critical Accounting Policies and Estimates, page 79

10.	We reissue comment 20, as the disclosures of your critical accounting policies and estimates appear to be a repetition of your significant accounting policies. Please revise your disclosures to identify the critical estimates used to prepare your consolidated financial statements and provide investors with an understanding as to what the critical estimates being made are and how the uncertainty associated with those estimates may impact your consolidated financial statements to comply with the guidance in Section 501.14 of the Financial Reporting Codification. Ensure your disclosures sufficiently explain to investors what the critical estimate is; the uncertainties associated with the critical estimates; the methods and assumptions used the make the critical estimates, including an explanation as to how you arrived at the assumptions used; the events or transactions that could materially impact the assumptions made; and how reasonably likely changes to those assumptions could impact your consolidated financial statements. Provide investors with quantified information to the extent meaningful and available.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosures under “Critical accounting policies and Estimates” on page 76 of the Amended Draft Registration Statement.

Accounts Receivable and allowance for credit losses, page 80

11.	We note that you recognized a $152,108 charge for the allowance for credit losses, of which $84,671 is for accounts receivables and $62,602 is for loan receivables from franchisees. Please provide the specific facts and circumstances that lead to the significant increase in the allowance for expected credit losses for fiscal year 2023 compared to $6,442 for fiscal year 2022.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosures under “Allowance for expected credit losses” on page 73 of the Amended Draft Registration Statement to provide the specific facts and circumstances that lead to the significant increase in the allowance for expected credit losses for fiscal year 2023 compared to $6,442 for fiscal year 2022.

Regulations Relating to Cosmetic Products, page 106

12.	We note your revised disclosure in response to prior comment 24. To the extent material, please disclose, as you did in your initial filing, the specific restrictions on special cosmetics. For example, we note your prior disclosure stating that “special cosmetics can only be produced and imported after being registered with the medical products administration of the State Council.”

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have updated our disclosure on page 101 of the Amended Draft Registration Statement to clarify that special cosmetics may not be produced and imported unless they have been registered with the NMPA.

13.	We note your response to comment 25, including your revised disclosure that “[e]xcept for a third-party brand product ‘whitening and freckle removing freeze-dried powder,’ as of the date of this prospectus, the record-filing for all of our products have been completed before they were marketed in accordance with applicable laws and regulations set forth above.” We also note your disclosure on page 6 that “Guangzhou Axina Cosmetics Manufacturing Co., Ltd., has completed the registration with the NMPA for this ‘whitening and freckle removing freeze-dried powder’ product.” Given that these disclosure appear to conflict, please revise or advise.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosure on page 102 of the Amended Draft Registration Statement to clarify that the record-filing for all of our products have been completed before they were marketed in accordance with applicable laws and regulations. In addition, we sell a third-party brand product “whitening and freckle removing freeze-dried powder”, which is considered a special cosmetic. The manufacturer, Guangzhou Axina Cosmetics Manufacturing Co., Ltd., has completed the registration with the NMPA for this product. We are not required to obtain separate approvals for the sale and marketing of this product.

Note 2 - Summary of Significant Accounting Policies Revenue Recognition, page F-10

14.	We note the expanded disclosures you provided in response to comment 32. For your accounting policy for sales and deliveries of beauty products and devices to the franchisees, please disclose the significant payment terms in accordance with ASC 606- 10-50-12.b. Address whether any discounts or volume discount incentives are offered to your franchisees, which would be variable consideration. In this regard, we note that the gross profit margin for products sold to franchisees is lower than products sold to non- franchisee customers. Refer to ASC 606- 10-50-17 and 50-20.

RESPONSE: In response to the Staff’s comment, we have revised our disclosure in Note 2 (Revenue Recognition) on page F-10 accordingly. We offer our franchisees a fixed price that is lower than the price offered to non-franchisee customers. This lower price is individually negotiated with each franchisee at the inception of each transaction and remains fixed throughout. There are no additional discounts or sales incentives provided to franchisees beyond this initial pricing, therefore, there is no variable consideration involved.

15.	As previously requested in comment 33, please provide disclosures regarding your accounting for variable consideration, which includes discounts. In this regard, we note your disclosures on page 99 that you offer special franchise discount advertisements. Refer to ASC 606-10-50-12 and 50-17 through 50-20.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise that there is no variable consideration involved, as explained in Comment 14. The term “special franchise discount” on page 99 of the Amended Draft Registration Statement as filed on May 10, 2024 referred to the individually negotiated fixed discounted pricing provided to our franchisees, which can be more appropriately termed “franchisee preferential pricing.” We have removed the term “special franchise discount” and made the corresponding revisions on page 94 of the Amended Draft Registration Statement.

Note 19 - Subsequent Events, page F-21

16.	Please disclose the specific date through which subsequent events have been evaluated in accordance with ASC 855-10-50-1(a).

RESPONSE: In response to the Staff’s comment, we have revised our disclosure in Note 19 on page F-25 of the Amended Draft Registration Statement accordingly.

General

17.	We note that, throughout your registration statement, you reference the advice of your PRC legal counsel, including statements that you have been “advised by PRC legal counsel,” “according to” your PRC legal counsel, or PRC legal counsel “has confirmed” compliance with certain regulations. Please clarify whether and to what extent these statements indicate that you are relying on an opinion of counsel. If so, please revise in all applicable areas to state that the company has relied on the opinion of counsel. If not, please state as much and explain why such an opinion was not obtained.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure on the cover page, and throughout the Amended Draft Registration Statement to clarify the Company’s reliance on the opinion of the PRC legal counsel.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

Park Ha Biological Technology Co., Ltd.

/s/ Xiaoqiu Zhang
Name:	Xiaoqiu Zhang
Title:	Chief Executive Officer